Filed by The PNC Financial Services Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: National City Corporation

Commission File No. 001-10074

On October 24, 2008, The PNC Financial Services Group, Inc. distributed the following letter and FAQ via email to PNC’s employees:

October 24, 2008

Dear Colleague:

I am pleased to announce that PNC has reached a definitive agreement to acquire National City Corporation for approximately $5.2 billion in stock, and additionally $384 million in cash payable to certain warrant holders. The addition of National City will more than double the size of PNC and accelerate our efforts to build a great company.

Upon closing, which is scheduled for later in the fourth quarter of 2008, PNC will have more than $180 billion in deposits and 2,500 branches across 13 states and Washington, D.C., ranking us in the top five in each of those categories. It will also make PNC the number one bank by market share in Kentucky, Ohio and Pennsylvania as well as number two in Indiana. The agreement is subject to customary conditions including shareholder and regulatory approval.

The combination of PNC and National City will create a powerful deposit franchise with significant opportunities to generate revenue growth. By applying PNC’s business model, risk management system and technology platform on this larger scale – and incorporating appropriate policies and processes that have been successful at National City – we can do even more to create value for the customers, employees, shareholders and communities served by both companies.

To maintain our strong capital levels, PNC plans to issue to the U.S. Treasury $7.7 billion of preferred stock and related warrants under the Troubled Asset Relief Program (TARP) Capital Purchase Program subject to standard closing requirements.

Finally, I would like to thank every PNC employee. Without the efforts we have collectively taken to grow our company, serve our customers and strengthen our communities, we would not be in a position to enter into this unprecedented transaction.

Sincerely,

Jim Rohr

ADDITIONAL INFORMATION ABOUT THE PNC/NATIONAL CITY CORPORATION TRANSACTION

The PNC Financial Services Group, Inc. and National City Corporation will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC’s Web site (www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by National City Corporation will be available free of charge from National City by contacting Investor Relations at (800) 622-4204.

The directors, executive officers, and certain other members of management and employees of National City are participants in the solicitation of proxies in favor of the merger from the shareholders of National City. Information about the directors and executive officers of National City is included in the proxy statement for its 2008 annual meeting of shareholders, which was filed with the SEC on March 7, 2008. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement for National City’s September 15, 2008 special meeting of shareholders, which was filed with the SEC on August 4, 2008. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

The directors, executive officers, and certain other members of management and employees of PNC are participants in the solicitation of proxies in favor of the merger from the shareholders of PNC. Information about the directors and executive officers of PNC is included in the proxy statement for its 2008 annual meeting of shareholders, which was filed with the SEC on March 28, 2008. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Frequently Asked Questions for Employees of PNC

1.	Why did PNC acquire National City?

•	National City’s strong consumer, wealth management and corporate banking businesses nicely complement PNC’s existing franchise.

•	The combination of PNC and National City is expected to build a powerful franchise that will help us do even more to create value for customers, employees, shareholders and communities.

2.	How do you view National City’s recent challenges?

•	Some strategies that National City had implemented in previous years resulted in losses that became detrimental to the company’s success.

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However, various National City businesses – including its branch system – are well run and very valuable. These attractive businesses will be integrated into PNC’s successful business model, which should benefit everyone the combined company will serve.

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At the same time, PNC has a plan to deal with National City’s challenges in a way that is designed to limit the impact to customers, employees and shareholders. Through its acquisitions of Riggs Bank and Sterling Financial, PNC has demonstrated that it can successfully integrate banks that are undergoing notable challenges.

3.	What will the combined organization be named? Where will it be headquartered? Who will run it?

•	National City will be merged into The PNC Financial Services Group and sometime after the closing all branches will be converted to the PNC Bank brand. PNC will remain headquartered in Pittsburgh.

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PNC’s current chairman and chief executive officer, James E. (Jim) Rohr, will remain in that role. National City Chairman, President and Chief Executive Officer Peter Raskind will join PNC as Vice Chairman.

4.	How will this transaction benefit customers?

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The combined PNC-National City network will offer customers convenient access to their money and easier access to financial professionals through a network of offices that extends from the Midwest through the Mid-Atlantic.

•	Consumer and business customers will be able to bank at offices in 14 states and access innovative online offerings.

•	Soon, customers will learn more about a variety of new banking solutions designed to help them achieve their financial goals through a wider array of products and services.

5.	Do National City customers need to take any action now?

•	No. PNC and National City customers should continue to work with the same people and at the same locations they have in the past – there will be no immediate changes to customer banking relationships.

•	The acquisition is expected to close before the end of the year, subject to receipt of regulatory and shareholder approval and customary closing conditions.

•	Soon, any affected customers will receive information about how their accounts will be transitioned to PNC. Until then, National City will continue to operate as a separate bank.

For Internal Use Only

ADDITIONAL INFORMATION ABOUT THE PNC/NATIONAL CITY CORPORATION TRANSACTION

The PNC Financial Services Group, Inc. and National City Corporation will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC’s Web site (www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by National City Corporation will be available free of charge from National City by contacting Investor Relations at (800) 622-4204.

The directors, executive officers, and certain other members of management and employees of National City are participants in the solicitation of proxies in favor of the merger from the shareholders of National City. Information about the directors and executive officers of National City is included in the proxy statement for its 2008 annual meeting of shareholders, which was filed with the SEC on March 7, 2008. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement for National City’s September 15, 2008 special meeting of shareholders, which was filed with the SEC on August 4, 2008. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

The directors, executive officers, and certain other members of management and employees of PNC are participants in the solicitation of proxies in favor of the merger from the shareholders of PNC. Information about the directors and executive officers of PNC is included in the proxy statement for its 2008 annual meeting of shareholders, which was filed with the SEC on March 28, 2008. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

For Internal Use Only